

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 28, 2017

Kenneth R. Meyers
Chief Executive Officer
United States Cellular Corporation
8410 West Bryn Mawr
Chicago, IL  60631

      **Re:**    **United States Cellular Corporation**
             **Form 10-K for Fiscal Year Ended December 31, 2016**
             **Filed February 24, 2017**
             **File No. 001-09712**

Dear Mr. Meyers:

      We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Carlos Pacho for

                Larry Spirgel
                Assistant Director
                AD Office 11 – Telecommunications